Exhibit 4.3

  2021

To

Mikroman Madencilik Mining
Hisarardi Koyo
Yatagan Mugla
Turkey

Dear Serhat,

Following our discussions, here are the terms agreed between us with respect to quartz supply on a nonexclusive basis by Mikroman to Caesarstone Ltd. and its subsidiaries and affiliates (collectively, "Caesarstone") for its utilization in Caesarstone's manufacturing facilities worldwide, starting Jan 1, 2021 and until December 31, 2021. Upon both parties' signing on at the bottom of this agreement (this " Agreement"), it will constitute a binding framework agreement between Mikroman and Caesarstone, under which Caesarstone will be entitled (but not obligated) to submit purchase orders ("Purchase Orders"). Mikroman undertakes to comply with any and all laws, regulations, rules and standards and any Caesarstone policies relating the Products and services provided herein.

1.	Estimated Quantities and binding orders and supply

Caesarstone's working plan for year 2021is as follows:

Product		Quantity 2020
1	*	*
2	*	*
3	*	*
4	*	*
5	*	*
6	*	*
7	*	*
8	*	*
9	*	*
10	*	*

The above is Caesarstone's working plan with a non-binding purchases projection from Mikroman for year 2020 (the "Estimated Quantities") for the abovementioned products (the "Products"). Caesarstone's actual orders may significantly differ from the Estimated Quantities. Caesarstone may deliver to Mikroman a binding Purchase Order on a monthly basis, and Mikroman shall be committed to supply to Caesarstone all such Purchase Orders (in accordance with the timeframe and Products' quality standards and specifications set in writing by Caesarstone at its sole discretion) up to the Estimated Quantities. Nothing contained herein shall be construed as an obligation of Caesarstone to purchase any or all of the above quantities.

2.	Prices – For actual quantities of the Products that shall be ordered by Caesarstone during year 2019, Mikroman will charge from Caesarstone the following:

For all Fractions and POWDER – US$* (*) per ton.
For POWDER snow white – US$* (*) per ton.
For 0.2-0.5 's'(special) and 0.1-0.3 "S"- US$* (*) per ton.
('s' (special) means Product that is defined by Caesarstone as non-grade A Product)

3.	Payment terms – – for Products that shall be purchased by Caesarstone during year 2021 payment terms shall be *.

4.
The products will be supplied by Mikroman in a timely manner, time being of the essence and in accordance with Caesarstone's quality standards, packing and delivery instructions and specifications as will be updated by Caesarstone in writing from time to time as Caesarstone's sole discretion, in accordance with each Caesarstone's Purchase Order. Any Purchase Order not delivered on time at its destination (Izmir Port FOB incoterms 2010) shall entitle Caesarstone, at its own election, to cancel such Purchase Order (in addition to any other rights it may be entitled to) without any liability, unless such Purchase Order was delivered prior to the issuance by Caesarstone of a notice of cancellation, and Mikroman shall not have any claim with respect to such cancellation. Mikroman shall be fully responsible for any incompatibility or defects of the Products. Notwithstanding the aforementioned, Mikroman shall not be responsible only to such defects which were caused during and directly from the negligence or malfunctioning of the Product's forwarder. Upon indication of incompatibility in a Product identified by Caesarstone and notifies such incompatibility notification to Mikroman (an "Incompatibility Notification"), Mikroman shall be entitled to examine such Products at the applicable Facility within 30 days of receipt of the Incompatibility Notification; provided however, that it has notified Caesarstone in writing of its intention to conduct such examination within 10 days of receipt of the Incompatibility Notification. Thereafter, Mikroman shall be obliged to immediately, at Caesarstone's sole discretion, either: (1) replace such Product in the next shipment, or (2) issue a full refund/credit therefor. In addition, Mikroman shall either collect the defected Products from the Caesarstone facility within 45 days of Caesarstone's requirement or pay Caesarstone's all costs and expenses incurred by it in relation to the disposal of such Products. Title to the Product will transfer to Caesarstone upon delivery. Mikroman also warrants that all Products will be supplied unencumbered by rights of third parties, and that all Products will be suitable for the purpose for which the order or for which the Agreement was concluded and fit to the intended use, characteristics and/or reliability of the Products.

5.
The parties will maintain in confidence the terms of this agreement as well as any other information delivered to each of them by the other party without time limitation. Notwithstanding the aforementioned, as Caesarstone is a public company traded on NASDAQ, Mikroman acknowledges and agrees that Caesarstone may be required to disclose certain information related to this agreement under any applicable law as shall be interpreted by Caesarstone at its sole discretion; accordingly, any confidentiality undertaking by Caesarstone set forth herein shall be subject to such Caesarstone's disclosure obligations and it is agreed herein that the aforementioned actions will not be deemed in any way a breach of Caesarstone's confidentially undertaking set forth above.

6.	11.1	The Supplier undertakes that it will indemnify and keep Caesarstone and/or anyone on its behalf indemnified, immediately upon demand, against all proceedings, costs, liabilities, injury, loss or damage arising out of a breach or negligent performance or failure of performance of the terms of this Agreement, or any defect in the Products or the documentation supplied in respect of this Agreement or any other matter relating to the subject matter of this Agreement.

7.
This agreement and its performance will be governed by the English law and subject to the jurisdiction of the competent courts in England. Without derogating from the generality and validity of the foregoing, Caesarstone shall be entitled, at its sole discretion, to initiate legal proceedings related to this Agreement in Turkey, and in such case only same proceeding will be subject to the jurisdiction of the competent courts in Turkey.

8.
This Agreement constitutes the entire agreement between Mikroman and Caesarstone, and all prior agreements, understandings and/or commitments of any of the parties, whether in writing or verbal, with respect to the matters covered herein are superseded and null.

9.
As Caesarstone is a public company traded on NASDAQ, Mikroman  is aware (and that its representatives who are apprised of this matter have been or will be advised) that U.S. securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  Mikroman agrees to comply with such laws and recognizes that Caesarstone will be damaged by his non-compliance.  In addition, Mikroman hereby acknowledges that unauthorized disclosure of confidential information may be in violation of the securities laws.

10.	Each party may not assign, delegate or transfer this Agreement or any of its obligations hereunder, without the prior written consent of the other party.

11.	Any amendment or modification of this Agreement shall be effective if mutually agreed upon by the parties, made in writing and constituted an appendix as an integral part of the Agreement.

Please indicate your agreement with the above terms by signing both counterparts of this Letter Agreement as provided below and return one fully executed copy to us.

________________________
Caesarstone Ltd.
By: /s/ Ophir Yakovian
Title: CFO
Date: January 7, 2021
We hereby approve our consent to all of the above. _____________________ Mikroman Madencilik Mining By: /s/ Siamak Jalili Title: Sales and Marketing Manager